Exhibit 12.1

Alliance Capital Management L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

	Years Ended
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Fixed Charges:
Interest Expense	$34,915	$44,244	$22,585
Estimate of Interest Component In Rent Expense (1)	0	0	0
Total Fixed Charges	34,915	44,244	22,585

Earnings:
Income Before Income Taxes	652,175	709,345	528,820
Other	2,133	3,525	7,448
Fixed Charges	34,915	44,244	22,585
Total Earnings	$689,223	$757,114	$558,853

Consolidated Ratio Of Earnings To Fixed Charges	19.74	17.11	24.74

(1) Alliance Capital Management L.P. has not entered into financing leases during these periods.